Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 31, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9093
             Limited Duration Fixed Income ETF Portfolio, Series 38
                                 (the "Trust")
                      CIK No. 1826860 File No. 333-250881
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs."

Risk Factors
------------

      2. THE STAFF NOTES THAT THE TRUST'S EXPOSURE TO EMERGING MARKETS WILL BE CAPPED AT 8%. PLEASE ADD AN EMERGING MARKETS RISK IF IT IS A PRINCIPAL RISK.

      Response: Please note that generally only those asset classes that represent 10% or more of the Trust's portfolio are included as principal risks in the Trust's prospectus. Given that the emerging markets exposure is limited to 8%, the emerging markets risk will be included as a risk factor under the "Additional Risks" section of the prospects.

      3. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE AN "INVESTMENT IN OTHER INVESTMENT COMPANIES RISK" IN ADDITION TO AN ETF RISK. DOES THE TRUST HOLD INVESTMENTS IN OTHER INVESTMENT COMPANIES IN ADDITION TO ETFS? PLEASE DESCRIBE WHY THIS IS A RELEVANT RISK FACTOR.

      Response: Please note that the "Exchange-Traded Funds" risk is specific to the Trust's investment in ETFs while the "Investment in Other Companies Risk" covers the risks of investing in other investment companies more broadly. Moreover, the two risk factors are not duplicative and cover different risks associated with investments in underlying funds. For example, the "Investment in Other Investment Companies" risk describes that funds may in the future invest in other types of securities which involve risk which may differ from the risks described in the prospectus, and that certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. The Trust believes that including both risks is appropriate and necessary for investor comprehension as both are applicable to the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon